JOHN F. STUART
KENNETH E. MOORE
[Letterhead of Reitner Stuart & Moore]
OF COUNSEL
BARNET REITNER

ASSOCIATE
RYAN J. BARNCASTLE

February 2, 2009

VIA OVERNIGHT MAIL & EMAIL

Kathryn McHale, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:	Heritage Oaks Bancorp
Preliminary Proxy Statement on Schedule 14A
Filed January 16, 2009
File No. 000-35020

Dear Ms. McHale:

This letter is submitted in response to your comment letter dated January 28, 2009, on the above captioned filing by our client, Heritage Oaks Bancorp (the “Company”).  Our responses below are keyed to your numbered comments.  Enclosed with this letter, please find a marked to show changes version of the preliminary written consent solicitation, amendment number 2. A clean version of this document was filed with the Securities and Exchange Commission today.  Please note, all references in our responses below to specific portions of the preliminary written consent solicitation are found within the primary section describing the proposal titled “PROPOSAL FOR AMENDMENT OF THE ARTICLES OF INCORPORATION TO AUTHORIZE THE CREATION OF AUTHORIZED SHARES OF PREFERRED STOCK FOR FUTURE ISSUANCE.”

Preliminary Proxy Statement on Schedule 14A

1.           Noting that the Company applied for participation in TARP on November 3, 2008, please disclose whether as a result of its review of its existing employment agreements, the Company will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008 in order to participate in the Capital Purchase Program.

Response: As discussed with Mr. Envall on the phone, and as presently disclosed in the written consent solicitation in the first full paragraph on page 10, the Company currently is in the process of reviewing all compensation arrangements with those officers that will be covered by the compensation limitations.  Also as disclosed in the written consent solicitation, should the review indicate that amendments or modifications are necessary the Company will make such required amendments.  We believe the disclosure in the written consent solicitation is both factually accurate and complete given the status of the Company’s review of its compensation arrangements.

Kathryn McHale, Esq.
February 2, 2009
United States Securities and Exchange Commission

2.           In the second full paragraph on page 10, please include information regarding the Company’s initial intentions regarding the use of proceeds consistent with the disclosures and assumptions made in its pro forma financial information.  The narrative discussion should be consistent with the disclosures made regarding the specific investment securities you intend to purchase, as discussed further in comment 3 below.

Response:  Language has been added to the noted paragraph concerning the initial intentions for use of proceeds, which is consistent with disclosures made in the pro formas regarding the initial investment securities the Company intends to purchase.

Financial Statements

3.           Please revise footnote one to clearly disclose the specific investment securities (i.e. mortgage backed securities, treasuries, etc.) you intend to purchase with the use of these proceeds.  In addition, please disclose the related interest rates used in determining your pro forma adjustments, which should be current interest rates offered.  We would expect the current interest rate used to be the same for each of the income statements presented.

Response to Comment 3:  Footnote one has been modified as requested, with additional detail added regarding the specific investment securities the Company presently intends to purchase with the proceeds.  In addition, the related interest rates used are disclosed, and we can confirm that the same interests rates are used in each of the income statements presented.

4.           Please revise footnotes three and four to include disclosures addressing the following:

•	how you determined the fair value of the warrants to purchase common stock (i.e. Black-Scholes or other model) along with disclosure of the key assumptions used to derive this fair value;
•	whether you determined the fair value of the senior preferred stock and the warrants to purchase common stock as presented in your balance sheets based upon their relative fair values;
•	how you are amortizing the discount on senior preferred stock and the effective interest rate used to amortize this discount; and
•
whether you are using the treasury stock method for determining the incremental shares of common stock included in diluted weighted average shares and therefore used to determine your earnings per share - fully diluted amounts.

Response:  Footnotes three and four have been modified as discussed directly between Bryon Layes, at Heritage Oaks Bancorp, and the reviewing accountant at the Commission.  We understand the footnotes have been modified as needed.

Kathryn McHale, Esq.
February 2, 2009
United States Securities and Exchange Commission

We believe the enclosed written consent solicitation is responsive to your comments, and look forward to receipt of confirmation from you that your comments have been dealt with to your satisfaction.  The Company is moving as expeditiously as possible to mailing the written consent solicitation, and your prompt review of this matter and confirmation that all comments have been responded to satisfactorily is appreciated.  If you have any further comments or require anything further, please do not hesitate to contact me.

Very truly yours, /s/ Kenneth E. Moore Kenneth E. Moore of REITNER, STUART & MOORE ken@reitnerandstuart.com

KEM:lw
Encl.

cc:           Lawrence P. Ward, CEO (via email)